Higher One Holdings, Inc.

25 Science Park

New Haven, Connecticut 06511

June 16, 2010

VIA EDGAR

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-165673)

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Higher One Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on June 16, 2010 (the “Effective Date”), or as soon as possible thereafter.

In addition, pursuant to Rule 12d1-2(b)(2) of the Securities Exchange Act of 1934, as amended, the Company hereby requests that the effectiveness of the Registration Statement on Form 8-A relating to the Company’s common stock (together with the Registration Statement on Form S-1, the “Registration Statements”), filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2010, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statements. In addition, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

Mr. Owings

Securities and Exchange Commission

p. 2

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2632, as soon as the Registration Statements have been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

HIGHER ONE HOLDINGS, INC .

By:	/s/ Miles Lasater
Name: Miles Lasater
Title: Chief Operations Officer
and Director

cc:	Andrew Blume
Robert W. Errett
John Fieldsend

Securities and Exchange Commission

David Lopez

Cleary Gottlieb Steen & Hamilton LLP